Exhibit 21

Subsidiaries of Codexis, Inc.

Name of Subsidiary	State or Jurisdiction in Which Incorporated or Organized
Julich Chiral Solutions GmbH	Germany

Codexis Laboratories Singapore Pte. Ltd.	Singapore

Wasabi Acquisition LLC	Delaware

Codexis Laboratories Mauritius Private Limited	Mauritius

Codexis Laboratories India Private Limited	India

Codexis Laboratories Hungary Kft.	Hungary

Codexis Laboratories Hungary LLC	Delaware